FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: February, 2025	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, included as Exhibit 99.1 of this Form 6-K, is incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-279937).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

February 26, 2025	“Shawn Poirier”
Shawn Poirier
Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 26, 2025

99.2	Form of Proxy

99.3	Notice of Annual General Meeting and Notice of Availability of Proxy Materials